UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Environmental Power Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29406-L-10-2

(CUSIP Number)

Scott E. Pueschel, Esq.

Pierce Atwood

One New Hampshire Avenue, Suite 350

Portsmouth, NH 03801

(603)433-6300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

CUSIP NO. 29406-L-10-2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald A. Livingston

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,850,505 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,850,505 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,505

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%

14.	TYPE OF REPORTING PERSON (See Instruction) IN

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Item 1.    Security and Issuer

Common Stock, $.01 par value per share of Environmental Power Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is One Cate Street, 4th Floor, Portsmouth, NH 03801.

Item 2.    Identity and Background

(a)	The person (“Reporting Person”) filing this Amendment No. 5 to Schedule 13D is Donald A. Livingston.

(b)	The business address of the Reporting Person is c/o Environmental Power Corporation, One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801.

(c)	The Reporting Person is Executive Vice President and a director of Environmental Power Corporation, One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801 and President of Microgy Cogeneration Systems, Inc., a subsidiary of the Company (“Microgy”). The Company’s and Microgy’s principal business is environmentally sound power generation.

(d)	Criminal proceedings – None.

(e)	Civil proceedings – None.

(f)	The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person acquired a total of 388,766 shares of the Company’s Common Stock in two private transactions on July 15, 2003 and July 16, 2003 for an aggregate purchase price of $99,828.86, paid out of personal funds. As a result of these transactions, when taken together, the Reporting Person’s aggregate beneficial ownership of the Company’s Common Stock increased by more than 1% of the outstanding Common Stock as of such date.

Item 4.    Purpose of Transaction

The Reporting Person acquired the shares of Common Stock described above for investment purposes.

Item 5.    Interest in Securities of the Issuer

(a)	The Reporting Person may be deemed to own beneficially 2,850,505 shares of Common Stock, which represents 12.2% of the issued and outstanding shares of Common Stock of the Company as of July 16, 2003 (based on 23,303,279 shares outstanding as of such date).

(b)	The number of shares as to which the Reporting Person may be deemed to have (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of and (iv) shared power to dispose or to direct the disposition of is set forth in the cover pages to this Amendment and such information is incorporated herein by reference.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.    Material to Be Filed as Exhibits

Not Applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2003
(Date)

/s/ Donald A. Livingston
Donald A. Livingston

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